       November 29, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington DC 20549-3561 Attention: Mr. Juan Migone

Re:	Torm A/S Form 20-F for the fiscal year ended December 31, 2009 Filed June 29, 2010 File Number: 000-49650

Dear Mr. Migone:

We refer to the Staff's letter dated November 16, 2010, containing comments on the Form 20-F for the fiscal year ended December 31, 2009, filed by TORM A/S.  On behalf of TORM, we respectfully ask for an extension to December 10, 2010, for TORM to file its response to the comments.  Thank you for your kind consideration.

Please feel free to contact the undersigned at 212-574-1223 or Arthur Kozyra of this office at 212-574-1363 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Roland M. Andersen – Chief Financial Officer
TORM A/S

SK 03810 0003 1151282